SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from              to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2007 and 2006 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but do not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 2008

A Member Practice of Ernst & Young Global
1

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments at fair value:
Registered investment companies	$213,930,654	$211,256,798
CIBC stock fund	15,253,275	18,889,034
Loans to participants	1,663,309	2,024,236

Total investments	230,847,238	232,170,068
Employer and participant contributions receivable	354,799	283,326

Net assets available for benefits	$231,202,037	$232,453,394

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Net realized and unrealized appreciation in fair value of investments	$2,082,797
Interest and dividends	10,866,025
Employer contributions	3,988,101
Participant contributions	12,359,684
Other additions	27,068

Total additions	29,323,675

Deductions
Benefits paid to participants	30,535,807
Other	39,225

Total deductions	30,575,032

Decrease in net assets available for benefits	(1,251,357)

Net assets available for benefits:
Beginning of year	232,453,394

End of year	$231,202,037

See notes to financial statements

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

An Eligible Employee as defined by the Plan is eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire.

Contributions

A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management has decided there will not be a discretionary bonus contribution for the year ended December 31, 2007.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2007, participant forfeitures of $111,333 were available to reduce CIBC Contributions to the Plan.

Investments

Participants direct their account balances into various investment options offered by the Plan.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59- 1/2 , an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59- 1/2 employed

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires full benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits to the period presented.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Fund’s management is evaluating the potential impact, if any, of FAS 157 upon adoption. Additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the CIBC Stock Fund is valued at the year-end unit closing price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments

The following is a summary of the information regarding the Plan, included in the Plan’s financial statements and supplemental schedule:

	December 31
	2007	2006
Investments representing 5% or more of net assets available for benefits
(*) American Funds EuroPacific Growth Fund	$21,916,142	$20,525,970
(*) CIBC Stock Fund	15,253,275	18,889,034
(*) Davis New York Venture Fund	14,014,787	17,038,202
(*) Lord Abbett Affiliated Fund	22,742,683	24,233,633
(*) PIMCO Funds: Total Return Fund	16,656,987	15,744,794
(*) T. Rowe Price Blue Chip Growth Fund	13,828,405	13,314,624
(*) Vanguard 500 Index Fund	48,221,730	50,760,230
(*) Vanguard Prime Money Market Fund	28,876,316	29,564,930
(*) Vanguard Small-Cap Index Fund	15,270,378	17,744,075

Subtotal	196,780,703	207,815,492

Investments representing less than 5% of net assets available for benefits
(*) Franklin Strategic Series: Small Cap Growth Fund	2,754,760	2,731,475
(*) Morgan Stanley Institutional Fund	3,523,531	3,360,834
(*) T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund	4,379,446	639,090
(*) UAM Funds, Inc.: C&B Mid Cap Equity Portfolio	813,238	377,385
(*) Vanguard High-Yield Corporate Fund	4,409,862	4,755,617
(*) Vanguard Retirement Savings Trust	151,516	27,239
(*) Vanguard Target Retirement 2005 Fund	596,431	540,978
(*) Vanguard Target Retirement 2010 Fund	1,487,026	831,316
(*) Vanguard Target Retirement 2015 Fund	2,894,437	1,381,363
(*) Vanguard Target Retirement 2020 Fund	1,940,500	1,236,484
(*) Vanguard Target Retirement 2025 Fund	2,381,405	1,533,414
(*) Vanguard Target Retirement 2030 Fund	2,676,595	2,001,988
(*) Vanguard Target Retirement 2035 Fund	2,467,882	1,653,569
(*) Vanguard Target Retirement 2040 Fund	1,138,448	871,781
(*) Vanguard Target Retirement 2045 Fund	420,405	298,339
(*) Vanguard Target Retirement 2050 Fund	149,166	16,965
(*) Vanguard Target Retirement Income	218,578	72,503
(*) Loans to Participants	1,663,309	2,024,236

Subtotal	34,066,535	24,354,576

Total investments	$230,847,238	$232,170,068

(*)	Permitted party-in-interest

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2007, gains and losses on investments sold as well as appreciation/depreciation in the value of Plan assets held at year end were broken down as follows:

2007
Registered investment companies	$4,657,893
CIBC Stock Fund	(2,575,096)

Net realized and unrealized appreciation in fair value of investments	$2,082,797

During the year ended December 31, 2007, interest and dividend income earned on Plan assets were as follows:

2007
Registered investment companies	$10,084,474
CIBC Stock Fund	654,941
Loans to participants	126,610

Total interest and dividend income	$10,866,025

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (the “code”) and ERISA’s rules on prohibited transactions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statement	$231,202,037	$232,453,394
Less: Deemed distributions - cumulative	(50,327)	—

Net assets available for benefits per Form 5500	$231,151,710	$232,453,394

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(1,251,357)
Less: Adjustment from deemed distributions	(50,327)

Net decrease in assets available for benefits per the Form 5500	$(1,301,684)

The accompanying financial statements present certain loans as loans receivables. The Form 5500 requires that these loans are treated as deemed distributions. Therefore, the adjustment from deemed distributions represents a reconciling footnote.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

7. Subsequent Events

On November 4, 2007, CIBC announced that Oppenheimer & Co., Inc. agreed to acquire the U.S. domestic investment banking, equities, leverage finance and related debt capital markets businesses of CIBC, which closed in January 2008. The Plan will experience a partial plan termination and participants that were involuntary terminated will be fully vested by the Plan.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current
Registered Investment Companies:
American Funds EuroPacific Growth Fund*	430,826 shares	$21,916,142
Davis New York Venture Fund Inc.*	350,282 shares	14,014,787
Franklin Strategic Series: Small Cap Growth Fund*	77,796 shares	2,754,760
Lord Abbett Affiliated Fund*	1,626,801 shares	22,742,683
Morgan Stanley Institutional Fund*	152,798 shares	3,523,531
PIMCO Funds: Total Return Fund *	1,558,184 shares	16,656,987
T. Rowe Price Blue Chip Growth Fund *	343,478 shares	13,828,405
T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund*	102,037 shares	4,379,446
UAM Funds, Inc.: C&B Mid Cap Equity Portfolio *	50,480 shares	813,238
Vanguard 500 Index Fund*	356,801 shares	48,221,730
Vanguard High Yield Corporate Fund*	747,434 shares	4,409,862
Vanguard Prime Money Market Fund*	28,876,316 shares	28,876,316
Vanguard Retirement Savings Trust*	151,516 shares	151,516
Vanguard Small-Cap Index Fund*	468,704 shares	15,270,378
Vanguard Target Retirement 2005 Fund*	49,619 shares	596,431
Vanguard Target Retirement 2010 Fund*	64,485 shares	1,487,026
Vanguard Target Retirement 2015 Fund*	221,626 shares	2,894,437
Vanguard Target Retirement 2020 Fund*	82,680 shares	1,940,500
Vanguard Target Retirement 2025 Fund*	173,572 shares	2,381,405
Vanguard Target Retirement 2030 Fund*	112,179 shares	2,676,595
Vanguard Target Retirement 2035 Fund*	168,802 shares	2,467,882
Vanguard Target Retirement 2040 Fund*	47,894 shares	1,138,448
Vanguard Target Retirement 2045 Fund*	27,860 shares	420,405
Vanguard Target Retirement 2050 Fund*	6,252 shares	149,166
Vanguard Target Retirement Income*	19,639 shares	218,578

Total registered investment companies		213,930,654

CIBC Stock Fund*	213,542 shares	15,253,275
Loans to participants*	2.75% – 9.5%	1,663,309

Total investments		$230,847,238

*	Permitted party-in-interest

Note: Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Gary W. Brown
	Gary W. Brown	, a member of the
U.S. Benefits Committee

Dated: June 25, 2008